Exhibit 99.1

Scienjoy Holding Corporation Reports Nine Months ended September 30, 2024

Unaudited Financial Results

Income from Operations up 313.7% Year Over Year

Net Income Increased by Approximately US$10 million Year Over Year

BEIJING, November 25, 2024 /PRNewswire/ — Scienjoy Holding Corporation (“Scienjoy”, the “Company”, or “we”) (NASDAQ: SJ), an interactive entertainment leader in the Chinese market, today announced its unaudited financial results for the nine months ended September 30, 2024.

Nine Months 2024 Operating and Financial Summaries

●	Total revenues decreased to RMB1,012.5 million (US$144.3 million) for the nine months ended September 30, 2024 from RMB1,036.6 million in the same period of 2023.

●	Gross profit increased by 29.6% to RMB179.6 million (US$25.6 million) for the nine months ended September 30, 2024 from RMB138.6 million in the same period of 2023.

●	Income from operations increased by 313.7% to RMB35.3 million (US$5.0 million) for the nine months ended September 30, 2024 from RMB8.5 million in the same period of 2023.

●	Net income was RMB34.2 million (US$4.9 million) for the nine months ended September 30, 2024, increased by RMB71.5 million as compared to a net loss of RMB37.3 million in the same period of 2023.

●	Net income attributable to the Company’s shareholders was RMB42.7 million (US$6.1 million) for the nine months ended September 30, 2024, as compared to a net loss attributable to the Company’s shareholders of RMB34.7 million in the same period of 2023.

●	Adjusted net income attributable to the Company’s shareholders was RMB50.8 million (US$7.2 million) for the nine months ended September 30, 2024, increased by RMB72.8 million as compared to an adjusted net loss attributable to the Company’s shareholders of RMB22.0 million in the same period of 2023.

●	As of September 30, 2024, the Company had RMB217.3 million (US$31.0 million) in cash and cash equivalents, which represented an increase of RMB11.8 million from RMB205.5 million as of December 31, 2023.

Mr. Victor He, Chairman and Chief Executive Officer of Scienjoy, commented, “We are proud to announce positive results for the nine months ended September 30, 2024, highlighted by a 29.6% surge in gross profit. This growth underscores our success in converting high-quality paying users into consistent profit, despite the tapering impact of promotional campaigns on users’ base and consequently on revenue. The increase in average revenue per paying user further reflects our strong profitability, even in a highly competitive market. In line with our global expansion plan, we continue to make strategic moves in the Dubai market, with a keen focus on the dynamic Middle East and North Africa region. In addition to our geographical expansion, we are increasing our investment in cutting-edge AI-Generated Content technologies, which play a critical role in enhancing user experiences across all our platforms. These advancements in AI allow us to deliver highly personalized, immersive, and engaging content that resonates with our global user base. With clear goals and well-executed plans, we believe our business strategy is on the track for further growth. Looking ahead to the fourth quarter of 2024, we are poised for maintaining this momentum of our business and expecting about delivering even more value for our shareholders.”

Mr. Denny Tang, Chief Financial Officer of Scienjoy, added, “We are pleased to report such strong financial performance for the nine months ended September 30, 2024. These results reflect our well-thought-out, yet ambitious, growth strategy, as well as our team efforts to execute. During this period, our gross profit grew by 29.6%, reflecting our ability to optimize revenue from our user base, while income from operations saw a significant 313.7% increase. This substantial rise in income from operations demonstrates improved cost management and scalability across our operations, even as we invest in growth initiatives. Moreover, we achieved a net income of $4.9 million, a notable turnaround from the loss reported in the same period last year. These results highlight the resilience of our financial foundation, further strengthened by $6.1 million in net income attributable to our shareholders and reinforced our confidence and commitment to executing our strategic initiatives with precision and focus. Moving forward, we will remain focused on thoughtfully exploring growth opportunities within our business, steadily increasing our presence in the Metaverse, and expanding our global reach. We believe these initiatives will deliver meaningful, long-term value to our shareholders and sustain our performance as we navigate a dynamic digital economy.”

Nine Months 2024 Financial Results

Total revenues decreased to RMB1,012.5 million (US$144.3 million) for the nine months ended September 30, 2024, from RMB1,036.6 million in the same period of 2023, primarily caused by a decrease in paying users as a result of reduced promotions on paying user acquisition in China.

Cost of revenues decreased to RMB832.9 million (US$118.7 million) for the nine months ended September 30, 2024 from RMB898.0 million in the same period of 2023. The decrease was primarily attributable to a decrease of RMB34.4 million in the Company’s revenue sharing fees and content costs which was in line with the decrease of revenue, and a decrease of RMB26.8 million in user acquisition costs.

Gross profit increased by 29.6% to RMB179.6 million (US$25.6 million) for the nine months ended September 30, 2024 from RMB138.6 million in the same period of 2023 and the gross margin increased to 17.7% for the nine months ended September 30, 2024 from 13.4% in the same period of last year due to higher average live streaming revenue per paying user (“ARPPU”) during the nine months ended September 30, 2024, showing the Company’s effectiveness in converting high-quality paying user to its profit growth.

Total operating expenses increased by 11.0% to RMB144.3 million (US$20.6 million) for the nine months ended September 30, 2024 from RMB130.0 million in the same period of 2023.

●	Sales and marketing expenses increased by 525.6% to RMB3.4 million (US$0.5 million) for the nine months ended September 30, 2024 from RMB0.5 million in the same period of 2023, primarily attributable to sales and marketing activities in our new subsidiaries in Dubai. The Company is taking initiative in Dubai market, aiming at global expansion starting from the dynamic Middle East and North Africa (“MENA”) region.

●	General and administrative expenses decreased to RMB52.5 million (US$7.5 million) for the nine months ended September 30, 2024 from RMB54.8 million in the same period of 2023. The decrease was primarily due to a decrease of RMB3.8 million in professional consulting fee, a decrease of $2.5 million in office renovation expenses and a decrease of RMB2.4 million in share-based compensation, partially offset by an increase of RMB5.2 million in employee salary and welfare and an increase of RMB1.5 million in office rental fee.

●	Research and development expenses increased by 0.2% to RMB57.8 million (US$8.2 million) for the nine months ended September 30, 2024 from RMB57.7 million in the same period of 2023. The increase was primarily due to an increase of RMB5.3 million in technical services fees, partially offset by a decrease of RMB4.7 million in employee salary and welfare, a decrease of RMB0.3 million in share-based compensation and a decrease of RMB0.2 million in office expenses.

●	Provision for credit losses increased by 80.3% to RMB30.6 million (US$4.4 million) for the nine months ended September 30, 2024 from RMB17.0 million in the same period of 2023. The provision for credit losses in current period is primarily caused by a one-time write-off of a RMB30.0 million investment buyback receivable.

Income from operations increased by 313.7% to RMB35.3 million (US$5.0 million) for the nine months ended September 30, 2024 from RMB8.5 million in the same period of 2023.

Change in fair value of contingent consideration was Nil for the nine months ended September 30, 2024, as compared to a loss of RMB1.8 million in the same period of 2023. Change in fair value of contingent consideration is derived from earn out liabilities resulted from historical acquisitions. The fair value of the contingent consideration is re-measured at each reporting period, and the change in fair value is recognized as either income or expense.

Change in fair value of warrant liabilities was Nil for the nine months ended September 30, 2024, as compared to a gain of RMB0.2 million in the same period of 2023. The fair value of the Company’s warrants derivative liability assumed from the SPAC acquisition is re-measured to its fair value at the end of each reporting period, with the change being recorded as other expense or gain. In February 2024, the Company’s warrants expired according to the terms of the warrant agreement. As of February 6, 2024, the Company had no warrants issued and outstanding.

Change in fair value of investment in marketable security increased by 984.6% to a gain of RMB12.1 million (US$1.7 million) for the nine months ended September 30, 2024 from RMB1.1 million in the same period of 2023. The change was primarily attributable to the fair value changes in investments in a publicly traded company. The share price of the publicly traded company experienced a significant increase during the nine months ending September 30, 2024, compared to a moderate increase during the same period of 2023.

Investment loss decreased to RMB4.4 million (US$0.6 million) for the nine months ended September 30, 2024 from RMB41.8 million in the same period of 2023. The investment loss was primarily attributable to share of unrealized loss in the long-term investments.

Income tax expenses increased by 50.1% to RMB11.2 million for the nine months ended September 30, 2024 from RMB7.5 million in the same period of 2023, which was mainly due to more taxable income.

Net income was RMB34.2 million (US$4.9 million) for the nine months ended September 30, 2024, as compared with a net loss of RMB37.3 million in the same period of 2023. The improvement was primarily due to increased gross profit and decreased investment loss as mentioned above.

Net income attributable to the Company’s shareholders was RMB42.7 million (US$6.1 million) for the nine months ended September 30, 2024, as compared with a net loss attributable to the Company’s shareholders of RMB34.7 million in the same period of 2023.

Adjusted net income attributable to the Company’s shareholders was RMB50.8 million (US$7.2 million) for the nine months ended September 30, 2024, as compared with a net loss adjusted attributable to the Company’s shareholders of RMB22.0 million in the same period of 2023.

Basic and diluted net income per ordinary share were both RMB1.03 (US$0.15) for the nine months ended September 30, 2024. In comparison, basic and diluted net loss per ordinary share were both RMB0.86 in the same period of 2023.

Adjusted basic and diluted net income per ordinary share were both RMB1.23 (US$0.18) for the nine months ended September 30, 2024. In comparison, adjusted basic and diluted net loss per ordinary share were both RMB0.54 in the same period of 2023.

As of September 30, 2024, the Company had RMB217.3 million (US$31.0 million) in cash and cash equivalents, which represented an increase of RMB11.8 million from RMB205.5 million as of December 31, 2023.

Business Outlook

The Company expects its total net revenues to be in the range of RMB300 million to RMB330 million in the fourth quarter of 2024. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change and cannot be predicted with reasonable accuracy as of the date hereof.

About Scienjoy Holding Corporation

Scienjoy is a pioneering Nasdaq-listed interactive entertainment leader. Driven by the vision of shaping a metaverse lifestyle, Scienjoy leverages AI-powered technology to create immersive experiences that resonate with global audiences, fostering meaningful connections and redefining entertainment. For more information, please visit http://ir.scienjoy.com/.

Use of Non-GAAP Financial Measures

Adjusted net income is calculated as net income adjusted for change in fair value of contingent consideration, change in fair value of warrant liability and share based compensation. Adjusted basic and diluted net income per ordinary share is non-GAAP net income (loss) attributable to ordinary shareholders divided by weighted average number of ordinary shares used in the calculation of non-GAAP basic and diluted net income per ordinary share. The non-GAAP financial measures are presented to enhance investors’ overall understanding of the Company’s financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measures to its most directly comparable GAAP financial measures. As non-GAAP financial measures have material limitations as analytical metrics and may not be calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measures as a substitute for, or superior to, such metrics in accordance with US GAAP.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of Non-GAAP Results” near the end of this release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.0176 to US$1.00, the noon buying rate in effect on September 30, 2024, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB amounts could have been, or could be, converted, realized or settled in U.S. dollars at that rate on September 30, 2024, or at any other rate.

Safe Harbor Statement

Certain statements made in this release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, are: the ability to manage growth; ability to identify and integrate other future acquisitions; ability to obtain additional financing in the future to fund capital expenditures; fluctuations in general economic and business conditions; costs or other factors adversely affecting our profitability; litigation involving patents, intellectual property, and other matters; potential changes in the legislative and regulatory environment; a pandemic or epidemic. The forward-looking statements contained in this release are also subject to other risks and uncertainties, including those more fully described in the Company’s filings with the Securities and Exchange Commission (“SEC”) from time to time. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Such information speaks only as of the date of this release.

For investor and media inquiries, please contact:

Investor Relations Contacts

Denny Tang

Chief Financial Officer

Scienjoy Holding Corporation

+86-10-64428188

ir@scienjoy.com

Ascent Investor Relations LLC

Tina Xiao
+1-646-932-7242

investors@ascent-ir.com

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share and per share data or otherwise stated)

	As of December 31,	As of September 30,
	2023	2024	2024
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	205,465	217,309	30,966
Accounts receivable, net	260,979	244,059	34,778
Prepaid expenses and other current assets	78,653	29,247	4,168
Amounts due from related parties	355	-	-
Investment in marketable security	31,525	43,587	6,211
Total current assets	576,977	534,202	76,123

Property and equipment, net	2,193	1,822	260
Intangible assets, net	412,154	406,972	57,993
Goodwill	182,467	182,345	25,984
Long term investment	254,411	266,870	38,029
Long term deposits and other assets	726	731	104
Right-of-use assets-operating lease	12,157	6,708	956
Deferred tax assets	7,379	5,083	724
Total non-current assets	871,487	870,531	124,050
TOTAL ASSETS	1,448,464	1,404,733	200,173

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	73,183	28,890	4,118
Accrued salary and employee benefits	14,763	11,836	1,687
Accrued expenses and other current liabilities	27,610	5,874	837
Income tax payable	13,005	10,982	1,565
Lease liabilities-operating lease -current	7,974	5,105	727
Deferred revenue	97,586	89,603	12,768
Total current liabilities	234,121	152,290	21,702

Non-current liabilities
Deferred tax liabilities	59,818	58,754	8,372
Lease liabilities-operating lease -non-current	4,798	692	99
Total non-current liabilities	64,616	59,446	8,471
TOTAL LIABILITIES	298,737	211,736	30,173

Commitments and contingencies

EQUITY
Ordinary share, no par value, unlimited Class A ordinary shares and Class B ordinary shares authorized, 38,113,879 Class A ordinary shares and 2,925,058 Class B ordinary shares issued and outstanding as of December 31, 2023, respectively; 38,920,797 Class A ordinary shares and 2,925,058 Class B ordinary shares issued and outstanding as of September 30, 2024, respectively.
Class A ordinary shares	423,623	441,732	62,946
Class B ordinary shares	23,896	23,896	3,405
Shares to be issued	30,777	20,817	2,966
Treasury stocks	(19,216)	(19,216)	(2,738)
Statutory reserves	44,698	50,907	7,254
Retained earnings	628,821	665,303	94,805
Accumulated other comprehensive income	17,965	18,448	2,629
Total shareholders’ equity	1,150,564	1,201,887	171,267
Non-controlling interests	(837)	(8,890)	(1,267)
Total equity	1,149,727	1,192,997	170,000
TOTAL LIABILITIES AND EQUITY	1,448,464	1,404,733	200,173

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND
COMPREHENSIVE (LOSS) INCOME

(All amounts in thousands, except share and per share data or otherwise stated)

	For nine months ended
	September 30,	September 30,	September 30,
	2023	2024	2024
	RMB	RMB	US$
Live streaming - consumable virtual items revenue	1,001,169	981,002	139,792
Live streaming - time based virtual items revenue	18,823	18,180	2,592
Technical services and others	16,573	13,336	1,899
Total revenues	1,036,565	1,012,518	144,283
Cost of revenues	(898,006)	(832,942)	(118,693)
Gross profit	138,559	179,576	25,590
Operating expenses
Sales and marketing expenses	(543)	(3,397)	(484)
General and administrative expenses	(54,831)	(52,454)	(7,475)
Provision for doubtful accounts	(16,989)	(30,628)	(4,364)
Research and development expenses	(57,665)	(57,800)	(8,236)
Total operating expenses	(130,028)	(144,279)	(20,559)
Income from operations	8,531	35,297	5,031
Change in fair value of contingent consideration	(1,774)	-	-
Change in fair value of warrants liability	169	-	-
Change in fair value of investment in marketable security	1,112	12,061	1,719
Investment loss	(41,794)	(4,396)	(626)
Interest income	2,244	2,800	399
Interest expense	(137)	-	-
Other income, net	1,524	713	102
Foreign exchange gain (loss), net	274	(1,030)	(147)
(Loss) income before income taxes	(29,851)	45,445	6,478
Income tax expenses	(7,491)	(11,242)	(1,602)
Net (loss) income	(37,342)	34,203	4,876
Less: net loss attributable to noncontrolling interest	(2,602)	(8,488)	(1,210)
Net (loss) income attributable to the Company’s shareholders	(34,740)	42,691	6,086

Other comprehensive income (loss):
Other comprehensive (loss) income - foreign currency translation adjustment	(1,090)	483	69
Comprehensive (loss) income	(38,432)	34,686	4,945
Less: comprehensive loss attributable to non-controlling interests	(2,602)	(8,488)	(1,210)
Comprehensive (loss) income attributable to the Company’s shareholders	(35,830)	43,174	6,155

Weighted average number of shares:
Basic	40,594,241	41,300,961	41,300,961
Diluted	40,594,241	41,496,822	41,496,822
(Loss) earnings per share:
Basic	(0.86)	1.03	0.15
Diluted	(0.86)	1.03	0.15

Reconciliations of Non-GAAP Results

(All amounts in thousands, except share and per share data or otherwise stated)

	For the nine months ended
	September 30,	September 30,	September 30,
	2023	2024	2024
	RMB	RMB	US$
Net (loss) income attributable to the Company’s shareholders	(34,740)	42,691	6,086
Less:
Change in fair value of contingent consideration	(1,774)	-	-
Change in fair value of warrants liability	169	-	-
Share based compensation	(11,169)	(8,149)	(1,161)
Adjusted net (loss) income attributable to the Company’s shareholders*	(21,966)	50,840	7,247

Adjusted net (loss) income per ordinary share
Basic	(0.54)	1.23	0.18
Diluted	(0.54)	1.23	0.18

“Adjusted net (loss) income attributable to the Company’s shareholders” is defined as net (loss) income attributable to the Company’s shareholders excluding change in fair value of contingent consideration, change in fair value of warrant liability and share based compensation. For more information, refer to “Use of Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Results” above.